  

HunniCo Investment Schedule

These are projections and cannot be guaranteed.
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Projected HunniCo Raises:

•Feb 2019
Raise Amount-$350k-Wefunder (Pre-Seed)
Valuation-Open
10M authorized Shares
2019 Anticipated sales-$1.8M

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•March 2020
Raise Amount-$1M (Seed)
Valuation-$8M
Option pool (TBD)
2020 Anticipated sales $5.7M

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•June 2021
Raise Amount-$4M (Series A)
Valuation-$26M
Option pool (TBD)
2021 Anticipated Sales-$12.8M

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•June 2022
Raise Amount -$8M (series B)
Valuation-$58M
Option Pool (TBD)
2022 sales-$40M (Coke/Pepsi Distribution)**

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December 2023
Raise Amount-$18M (series C)
Valuation-$180M
2023 sales-$60M
Option Pool (TBD)

2024 Acquisition -$270M (4.5x)

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It is common practice to base CPG (Consumer Product Goods) company Valuations on Trailing Twelve Month (ttm) net revenue.

Valuations above are Based on 4.5x (ttm)

All figures are speculative and are for illustrative purposes only. Actual figures may vary*

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Notes:
•**Category Leaders-** CPG companies that are considered category front runners typically command larger multipliers
•**Plug and Play Synergies-** CPG companies with copacker, supply chain and distribution synergies obtain higher valuations
•**Established Proof of Concept-** Businesses with high growth rates, proven sales histories and/or growing customer bases achieve higher valuations
•**Diversified products-** businesses with diversified products and income streams, have an implied lower risk profile and therefore achieve greater multiples
•**Quality of earnings –** businesses with high quality earnings and good prospects will attract higher valuation multiples than businesses with low quality earnings and lesser prospects

•Strategic distribution is key for long-term success**

•Better-for-you product companies have seen escalating valuations in recent years.

•HunniCo/Hunniwater's portfolio of products will span an a broad range of categories under one umbrella.

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Industry Comparables-

•**Bai-**Started in 2009, had sales of $231M in 2016, before acquisition for $1.7B in 2017 (7.4x trailing)

•**Rx Bar-**Started in 2013, sales of $120M in 2017, before Acquisition in 2018 for $600M (5x trailing).

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